March 17, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Craig D. Wilson

100 F Street, NE

Washington, D.C. 20549-4628

Re:       Virtusa Corporation (the “Company”)

Comment Letter dated as of March 6, 2017

Related to Form 10-K for the fiscal year ended March 31, 2016

Filed on May 27, 2016

Form 10-Q for the quarterly period ended December 31, 2016

Filed February 9, 2017

File No. 001-33625

Dear Mr. Wilson:

This letter is being furnished on behalf of the Company in response to comments contained in the letter dated March 6, 2017 (the “Letter”) from Craig D. Wilson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kris Canekeratne, Chairman and Chief Executive Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended March 31, 2016 and filed on May 27, 2016 (“Form 10-K”), also the Form 10-Q for the Quarterly Period Ended December 31, 2016 (the “ Form 10-Q “) and filed on February 9, 2017.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for the Fiscal Year Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 66

1.            We note that the reconciling item of acquisition-related charges may be comprised of multiple types of expenses. Tell us what consideration you gave to disaggregating these charges in order to provide a method of reconciliation that is clearly understandable. To the extent material, consider disaggregating this reconciling item in future presentations of your non-GAAP financial measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

•                  In consideration of Item 10(e)(1)(i)(B) of Regulation S-K, when categorizing these charges, we evaluated their underlying nature to determine fit under the caption of acquisition-related charges and whether disaggregating would benefit the financial statement reader. Charges for the fiscal year-ended March 31, 2016 fell into three general categories: acquisition-related transaction and integration costs ($10.5 million), amortization of intangibles from acquisitions ($5.5 million) and earn-out, retention bonuses and other costs associated with acquisitions ($2.0 million). As all of the charges are directly-related to acquisition activity, we determined that the presentation as acquisition-related charges was appropriate and that the aggregation was clearly understandable for financial statement readers. For future presentations of non-GAAP financial measures, to the extent material, we will consider disclosing more disaggregated information related to this reconciling item within the non-GAAP financial measures.

2.     You state that the tax adjustment reflects the tax effect of the non-GAAP adjustments using the effective tax rate for the respective periods. Please explain to us in detail how you calculated the tax effects of your non-GAAP adjustments. Tell us what consideration you gave to disclosing how you computed the tax adjustments and how the tax rate applied to your non-GAAP adjustments relates to your GAAP effective tax rate. See

Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please also address what consideration you gave to these disclosures in your presentation of non-GAAP measures in your Form 10-Q for the quarterly period ended December 31, 2016 and your earnings release on Form 8-K. Describe the changes, if any, you plan to make to the presentations of non-GAAP measures in future filings.

•                  In accordance with Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, we presented adjustments to arrive at non-GAAP Net Income on a gross basis, with income taxes shown as a separate adjustment. When presenting non-GAAP diluted earnings per share, we show the non-GAAP adjustments net of taxes. For future filings, we will show both non-GAAP Net Income and non-GAAP diluted earnings per share on a gross basis. As these are performance measures, we computed the tax impact of these non-GAAP adjustments at the tax rate in a specific jurisdiction at which the benefit is expected to be realized giving consideration to permanent items. Non-GAAP adjustments that impact the overall tax rate in a specific jurisdiction were considered in developing the tax rate at which the non-GAAP adjustments were tax impacted when reporting our overall non-GAAP results. We considered disclosing specifically how we computed the tax adjustments and how the tax rate applied to our non-GAAP adjustments related to our GAAP effective tax rate. Given that the non-GAAP tax rate was within the range of our expectations for the United States jurisdiction where the majority of the non-GAAP adjustments arose and we have previously disclosed that our tax rates are impacted by the jurisdiction of underlying activity, we did not include further disclosure in all of the documents referenced. In future filings, we will clarify the nature of any material differences in the tax rate for non-GAAP items as well as the predominant jurisdiction if different from our GAAP tax rate.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note (4) Acquisitions, page 97

3.     Please provide us with a detailed analysis of the balance sheet classification of the noncontrolling interest associated with the mandatory open offer as of March 31, 2016. Address how you considered the guidance in ASC 810-10-45-17, ASC 480-10-30-1, and ASC 480-10-55-54. Also tell us what consideration you gave to the classification guidance in ASC 480-10-S99-3A.

•                  On March 3, 2016, pursuant to a share purchase agreement dated as of November 5, 2015, by and among Virtusa Consulting Services Private Limited (“Virtusa India”), a subsidiary of the Company, Polaris Consulting & Services Limited, (“Polaris”), and the promoter sellers named therein, as amended on February 25, 2016 (the “SPA”), the Company completed the purchase of approximately 51.7% of the fully-diluted capitalization of Polaris from certain Polaris shareholders for approximately $168.3 million in cash (the “Polaris SPA Transaction”).

In accordance with the Securities and Exchange Board of India (Substantial Acquisition of shares and takeovers) Regulation, 2011, Regulation 3 and 4 requires an open offer if an acquirer acquires greater than twenty-five percent of voting rights. Regulation 7 required that the open offer be for at least twenty-six percent of total shares of the target company, as of the tenth working day from the closure of the tendering period. Under these regulations the open offer selling price must be equal to at least the price offered to the promoter sellers.  Polaris noncontrolling interest shareholders were holding publicly traded common stock that had an active market and could have been sold to any party by the holder at any time. The Company was required to make a public offer of its willingness to purchase shares. However, this did not alter the rights of the public shareholders of Polaris.  The open offer was optional for the Polaris noncontrolling interest shareholders and not a redemption of a contractual right or obligation built into the security.

Based on the above facts, the Company determined that the open offer does not meet the definition of a mandatory redeemable financial instrument as defined in ASC 480-10-30-1 and illustrated in ASC 480-10-55-54 and therefore not classified as a liability in accordance with ASC 810-10-45-17.,

Consideration was also given to ASC 480-10-S99-3A, which defines a security that is redeemable for cash or other assets to be classified outside permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

•                  While SEBI regulations required the open offer and set a minimum price that the Company was required to offer, there was no obligation, contractual or otherwise, of the noncontrolling interest shareholders to participate in the offering and not all the noncontrolling interest holders could patriciate in the offering as it was capped at 26%. In addition, the shares held by noncontrolling interest shareholders did not have a put option or other rights to sell their shares back to the Company.

•                  As of March 31, 2016, the Polaris noncontrolling interest shareholders continued to hold title to their shares.  The Company accounted for the transaction upon settlement and title transfer, which occurred on April 6, 2016.

As this offer to purchase shares was not a redeemable contractual obligation and noncontrolling interest shareholders did not have any rights to put their shares to the Company, the Company accounted for the non-controlling interest using guidance in ASC 810-10-45-16, which states that the noncontrolling interest shall be reported in the consolidated statement of financial position within equity (net assets), separately from the parent’s equity (or net assets).

Form 10-Q for the Quarterly Period Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 26

4.     We note that you refer to multiple contributing and offsetting factors that resulted in the change in revenue. Tell us what consideration you gave to providing an indication of the magnitude of each of the factors or events you identify. For example, consider quantifying the revenue generated from clients acquired in the acquisition of Polaris, the increase in revenue in your M&I industry group, the decrease in your BFSI revenue, and the impact from the depreciation in the U.K. pound sterling. Also consider whether any additional items may be quantified throughout your discussion of results of operations. Refer to Item 303(a)(3)(i) and Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

•                  When drafting Management Discussion and Analysis, we considered Item 303(a)(3)(i) and Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835, Management’s Discussion and Analysis of Financial Condition and Results of Operations. In keeping with this guidance, our practice is to identify material fluctuations, giving indication of magnitude where material. For the examples given: revenue generated from clients acquired in the acquisition of Polaris was the most significant at 33% of revenue. There is extensive disclosure of the Polaris acquisition, including the impact to our revenues, throughout our Management Discussion and Analysis and Footnote disclosures. For the others: the increase in revenue in our M&I industry group, the decrease in our BFSI revenue, and the impact from the depreciation in the U.K. pound sterling, the magnitude for each individually was approximately 2% of revenue or less. While we considered giving an indication of magnitude, these were deemed immaterial. For future filings, we’ll enhance our disclosures to include an indication of magnitude for material factors throughout our discussion of results of operations.

Liquidity and Capital Resources, page 30

5.     Please tell us the cause for the increasing proportion of unbilled accounts receivable to total receivables over the eight quarters ended December 31, 2016. We note, in particular, unbilled receivables in the latest quarter ended December 31, 2016 have nearly doubled in proportion to the prior year’s quarter ended December 31, 2015. In addition, please explain to us the reason for the decline in your ratio of current assets to current liabilities over the past four quarters ended December 31, 2016. Regarding these matters, tell us how you considered MD&A disclosures of these apparent trends in liquidity and capital resources.

•                  The principal cause for the fluctuations in unbilled accounts receivable to total receivables was the acquisition of Polaris. This included the initial impact in the March 2016 quarter associated with adding Polaris’ unbilled accounts receivable. Polaris had a higher percentage of unbilled accounts receivable to total receivables due to its practice of completing invoicing after the financial statement close. Then late in the December 2016 quarter we transitioned Polaris onto Virtusa’s ERP system, which resulted in a significant portion of November and December billings occurring after the quarter close. We expect the unbilled accounts receivable to accounts receivable ratio to decline in the future quarters.

Unbilled Accounts Receivable to Total Receivables for the quarters ending:

Mar 15	Jun 15	Sep 15	Dec 15	Mar 16	Jun 16	Sep 16	Dec 16
37%	26%	24%	24%	42% (1)	47%	48%	60% (2)

(1)          Increase due to acquisition of Polaris and inclusion of their unbilled to total receivable mix

(2)          Increase in unbilled accounts receivables resulting from systems integration for Polaris.

•                  The reason for the decline in our ratio of current assets to current liabilities from 4.65 in the December 2015 quarter and 3.74 in the March 2016 quarter was primarily due to the use of cash and addition of current debt to fund our initial purchase of Polaris shares, as well as the impact from adding Polaris’s working capital ratio, which was lower than Virtusa’s working capital ratio. Disclosure of this acquisition is prominent throughout our MD&A disclosures. Fluctuations of this ratio in other quarters weren’t significant.

Ratio of current assets to current liabilities for the quarters ending:

Dec 15	Mar 16	Jun 16	Sep 16	Dec 16
4.65	3.74 (1)	3.93	3.79	3.79

(1) Decline tied to cash and debt used to fund the Polaris acquisition

•                  We considered the impact of these apparent trends in liquidity and capital resources. Given the fact that we considered the acquisition and integration related impacts to be temporary and had provided disclosure of our intention to integrate the businesses, we did not provide additional disclosure. We also note that our overall liquidity and capital resources were sufficient to support the business through the expected integration efforts. Further, when drafting our MD&A disclosures, we considered our positive cash flow from operations, cash and investments and access to a revolving credit facility.

Should you have any questions or require any additional information, please do not hesitate to contact me at 508-389-7450.

Very truly yours,
VIRTUSA CORPORATION

By:	/s/ Paul D. Tutun

Name: Paul D. Tutun
Title: Executive Vice President and General Counsel